Exhibit 21.1

Subsidiary	Location
Wayfair LLC	U.S.
Wayfair Securities Corporation	U.S.
SK Retail, Inc.	U.S.
CastleGate Logistics Inc.	U.S.
Wayfair Maine LLC	U.S.
Wayfair Stores Limited	Republic of Ireland
Wayfair (UK) Limited	United Kingdom
Wayfair GmbH	Germany
Wayfair (BVI) Ltd.	British Virgin Islands